Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000 (as amended by the Financial Services and Markets Act 2012).

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

AKARI THERAPEUTICS, PLC

(Registered No. 05252842)
42-50 Hersham Road,

Walton-on-Thames,

Surrey KT12 1RZ

United Kingdom
+44 (0)20 3318 3004

NOTICE TO SHAREHOLDERS REGARDING DELAY TO ANNUAL GENERAL MEETING

Dear Shareholders of Akari Therapeutics, Plc:

On May 21, 2018, Akari Therapeutics, Plc, (“Akari”) issued a press release announcing the delay in the filing of its Annual Report on Form 20-F for the year ended December 31, 2017 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”). Pending the finalization of the Form 20-F and the resolution of certain technical issues, the Board of Directors delayed the convening of its 2018 annual general meeting (the “Annual General Meeting”) of the shareholders of Akari. The Board of Directors of Akari is now pleased to notify you that on July 18, 2018, the Form 20-F was filed with the SEC and on August 6, 2018, Akari’s UK Statutory Accounts for the year ended December 31, 2017 (the “UK Statutory Accounts”) were submitted to Companies House. A copy of the UK Statutory Accounts is available on Akari’s website. Akari plans on convening its Annual General Meeting for 2018 in mid-September.

The Board of Directors thanks you for your support and looks forward to welcoming you to our Annual General Meeting in due course.

By Order of the Board of Directors of
Akari Therapeutics, Plc,

/s/ Ray Prudo

Ray Prudo
Executive Chairman
August 7, 2018